Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Update on impact of Canada Post Strike

Calgary, Alberta (November 22, 2024) – Suncor Energy (TSX: SU) (NYSE: SU) today provides an update on the impact of the national strike of Canadian Union of Postal Workers on the mailing of the company’s quarterly documents. This update is required pursuant to the Alberta Securities Commission’s Blanket Order 51-516 and, as per the order, Suncor will mail the documents upon the resumption of regular postal service.

Copies of these documents are available digitally at suncor.com/FinancialReports or on the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Additionally, Suncor shareholders who have previously requested delivery of paper copies of these documents may request alternate delivery by contacting the company’s transfer agent Computershare, by calling 1-800-564-6253 from Canada or the United States between 9:00 a.m. and 6:00 p.m. ET; or by calling via international direct dial at 514-982-7555.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com